EXHIBIT 99.1

Addex GABAB PAM Candidate Demonstrates Robust Anti-Tussive Activity in Multiple Chronic Cough Preclinical Models

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, June 6, 2025 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, announced today robust anti-tussive activity of its novel gamma-aminobutyric acid sub-type B receptor (GABAB) positive allosteric modulator (PAM) in multiple preclinical models of chronic cough compared to reference drugs.

Some of these preclinical data with Addex GABAB PAM drug candidate will be presented on June 7, 2025 at the 10th American Cough Conference, in Dulles, Virginia by Dr Mikhail Kalinichev, Head of Translational Science at Addex.

In models of chronic cough, the GABAB PAM drug candidate significantly reduced citric acid-induced cough frequency, increased cough latency and showed no signs of tolerance after sub-chronic treatment. In the same model, the antitussive efficacy of the Addex GABAB PAM drug candidate appears to be superior to that observed with nalbuphine, baclofen, codeine or a P2X3 inhibitor. In addition, the tolerability of the GABAB PAM candidate demonstrated better tolerability and a wider therapeutic margin than that observed with nalbuphine, baclofen, or codeine, while being similar to that of a P2X3 inhibitor, based on the compound’s activity on respiratory rate.

“The preclinical data obtained to date demonstrate the huge therapeutic potential of our highly selective GABAB PAM. Following in vivo proof of concept seen in a range of cough models, we are now ready to advance this candidate molecule into IND enabling studies,” said Dr Kalinichev. “Chronic cough continues to be difficult to treat, and several different approaches being evaluated in clinical trials. Based on the data we have collected to date, we believe our GABAB PAM candidate has the potential to be an effective, once-daily treatment for patients with refractory chronic cough and other conditions.”

“This data with our novel, once daily, orally available GABAB PAM drug candidate clearly demonstrates the potential of our allosteric modulator approach to deliver a better effect than baclofen for this clinically validated drug target,” said Tim Dyer, CEO of Addex. “Congratulations to the team and we look forward to advancing this candidate rapidly through IND enabling studies and into the clinic so we can hopefully provide better treatment options for patients.”

About GABAB activation and cough:
The main inhibitory neurotransmitter GABA activates ionotropic (GABAA) and metabotropic (GABAB) types of receptors. GABAB receptors are widely expressed on airways and in the central and peripheral components of the cough neural circuit. Activating GABAB receptors to treat chronic cough has been clinically validated with baclofen, a selective GABAB agonist, that binds the receptor within the GABA binding, orthosteric site. Baclofen is used off-label to treat chronic cough patients, but its wider use is limited due to serious side effects, short half-life and gradual loss of efficacy during chronic treatment. Targeting an allosteric site of the receptor encompasses many advantages, including higher selectivity, better tolerability and lack of tolerance compared to an orthosteric compound.

About Addex Therapeutics:
Addex is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex’s partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders and has successfully completed IND enabling studies. Addex is advancing an independent GABAB PAM program for chronic cough. Addex also holds a 20% equity interest in a private spin out company, Neurosterix LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, mGlu7 NAM for mood disorders and mGlu2 NAM for mild neurocognitive disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F, prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.